FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 26, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group
Results for the First Quarter 2004
Group Financial Highlights
Group Review
SIGNATURE

Telekom Austria Group

Results for the First Quarter 2004

Highlights

•	Group revenues increase by 2.4% to EUR 989.4 million

•	Consolidated net income rises by 88.5% to EUR 70.7 million

•	Group adjusted EBITDA* increases by 2.7% to EUR 416.7 million

•	Capital expenditures fall by 5.6% to EUR 71.0 million

•	Consolidated net debt declines by EUR 100.6 million to EUR 2,536.7 million compared to the end of December 2003

•	Wireline revenue decline continues to slow down with rising margins

•	Further attractive increase in wireless revenues and operating results

Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

*	Please refer to page 3 for the full definition of adjusted EBITDA.

Results for the First Quarter 2004

Vienna, May 25, 2004 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first quarter 2004 ending March 31, 2003.

During the first quarter 2004 total group revenues increased by 2.4% to EUR 989.4 million.

After applying the change in the accounting for third party value added services, which was implemented on October 1, 2003 retroactively on 1Q 03, the increase in group revenues amounts to 4.1%.

On this basis, the decline in wireline revenues decreased to 1.7% (EUR 535.2 million in 1Q 04), with figures being supported by higher revenues from monthly rentals and rising ADSL figures. In the wireless business, the 9.9% increase in revenues to EUR 514.1 million was primarily driven by the Austrian and Croatian operations.

Adjusted group EBITDA rose by 2.7% to EUR 416.7 million during 1Q 04, with a 1.0% decline in the wireline segment to EUR 213.4 million and a 10.1% increase in the wireless segment to EUR 209.0 million. The wireless segment includes a reversal of a provision for universal service obligations in the amount of EUR 5.6 million which was eliminated upon consolidation.

During 1Q 04 stock options which were granted to employees of Telekom Austria at the time of the IPO became exercisable resulting in compensation expenses in the amount of EUR 9.4 million, including related payroll taxes and social contribution expenses.

Group operating income benefited from a decline in impairment charges, and rose by 11.6 % to EUR 136.0 million

Results for 1Q 03 included a charge for the cumulative effect of the adoption of SFAS 143 “Accounting for Asset Retirement Obligation”. The final calculation at year-end resulted in an upward revision of the charge. The amount has been reallocated to 1Q 03 lowering net profit by EUR 5.6 million compared to the figure reported last year.

As a result, consolidated net income of Telekom Austria rose by 88.5% to EUR 70.7 million. Earnings per share increased from EUR 0.08 to EUR 0.14.

Capital expenditures for tangible and intangible assets fell by 5.6% to EUR 71.0 million during 1Q 04.

Net debt continued to decline to EUR 2,536.7 million at the end of March 2004, compared to EUR 2,637.3 million at the end of December 2003.

Also today, mobilkom austria announced a major development with its partner Vodafone. Simultaneously with VIPnet in Croatia and Si.mobil in Slovenia mobilkom Austria will launch Vodafone live!, one of the most successful mobile life style services.

The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (“Key figures 1Q 2004”) are available on our website at www.telekom.at.

Results for the first half 2004 will be announced on August 24, 2004.

Contacts:

Investor Relations

Hans Fruhmann
Head of Investor Relations
Tel: +43 (0) 59059 1 20917
E-Mail: hans.fruhmann@telekom.at

Corporate Communications

Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at

Telekom Austria Group: Results for the First Quarter 2004  |  2

Group Financial Highlights

in EUR million	1Q 04	1Q 03	% change

Revenues	989.4	966.5	2.4%
Revenues excluding third party value added service revenues*	989.4	950.5	4.1%
Adjusted EBITDA**	416.7	405.9	2.7%
Operating income	136.0	121.9	11.6%
Net income	70.7	37.5	88.5%
Earnings per share (in EUR)	0.14	0.08	88.5%
Capital expenditures	71.0	75.2	-5.6%

in EUR million	March 31, 2004	Dec. 31, 2003	% change

Net debt	2,536.7	2,637.3	-3.8%

*	For comparative purposes, 1Q 03 has been adjusted to reflect the change in the accounting for third party value added services in the fourth quarter of 2003.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

Reporting changes

In accordance with a ruling of the Austrian supreme court, Telekom Austria is no longer considered the primary obligor for value added services provided to its customers by third parties and ceased reporting revenues generated by such services on a gross basis, beginning on October 1, 2003. This results in an equal reduction of revenues and costs without any impact on adjusted EBITDA or on operating income. Where necessary for comparative purposes, data from prior years has been adjusted in this report.

During 1Q 04, the reporting of capital expenditures was changed from additions to property, plant & equipment to cash effective capital expenditures for tangible and intangible assets.

Telekom Austria is contemplating focusing future reporting on operating income rather than adjusted EBITDA.

Telekom Austria Group: Results for the First Quarter 2004  |  3

Group Review

Revenues, adjusted EBITDA and operating income by business segment

Wireline

Wireline revenues fell by 3.7% to EUR 535.2 million in 1Q 04. After applying the change in accounting for third party value added service revenues retroactively to 1Q 03, the revenue decline was 1.7%.

The slow down of the revenue decline is primarily due to a lower decrease of voice traffic revenues, coupled with higher revenues from monthly rentals and Internet access.

After applying the change in accounting for third party value added services retroactively to 1Q 03, revenues from “switched voice traffic” fell by 9.0% to EUR 104.5 million.

The voice traffic revenue decline is — to the same extent — due to lower volumes and to a decrease in the average tariff. Following the discontinuation of the minimum tariff as of September 28, 2003, existing customers were transferred to the standard tariff or could change to the lower priced TikTak tariff, which led to higher monthly rentals, albeit at lower traffic tariffs. As a consequence, the average voice tariff declined by 3.9% to 7.3 cents per minute during 1Q 04 compared to the same period last year.

Voice minutes declined by 4.1% due to decreasing national call volumes, whereas international and fixed-to-mobile calling volumes rose compared to the same period last year. Including Internet dial-up minutes, which fell by 9.1% to 1.02 billion, total minutes declined by 6.2% to 2.48 billion.

The wireline business continued to strenghten its market position with voice market share rising slightly to 53.0% at the end of March 2004 compared to 52.8% at the end of 1Q 03 and 52.9% at the end of December 03. Similarly, overall market share based on minutes including Internet dial-up increased slightly to 55.4%, compared to the end of March 2003 (55.2%) and to the end of December 2003 (55.3%).

“Switched voice monthly rentals and voice other” revenues rose by 4.7% as a result of higher monthly rentals following the discontinuation of the minimum tariff, discussed above.

The number of access lines fell by 3.0% to 2.99 million, compared to March 2003, and by 0.9%, compared to the end of December 2003. While the number of PSTN lines fell by 3.9% compared to end of March 2003, ISDN lines showed an increase of 2.3% during the same period.

The increase in the number of TikTak lines slowed down during 1Q 04 rising to 1.28 million at the end of March 2004 after 1.24 million at the end of December 2003 and 0.98 million at the end of 1Q 03.

The continuing lower payphone usage led to a decline in revenues from “payphones & value added services” by 11.0% to EUR 13.0 million in 1Q 04, applying the change in the accounting for third party value added service revenues retroactively to 1Q 03.

Starting with 1Q 04 “Data & IT solutions” are reported together with “wholesale data”. Total revenues fell by 4.9% to EUR 107.1 million due to lower revenues from leased lines and price declines for corporate networks.

Wireline
in EUR million	1Q 04	1Q 03	% change
Revenues	535.2	555.7	-3.7%
Revenues excluding third party value added service revenues*	535.2	544.2	-1.7%
Adjusted EBITDA	213.4	215.5	-1.0%
Operating income	21.2	10.2	107.8%

*	For comparative purposes, 1Q 03 was adjusted to reflect the change in the accounting for third party value added services in the fourth quarter of 2003.

Note: Detailed operational figures of the wireline segment are shown in the appendix on page 16.

Telekom Austria Group: Results for the First Quarter 2004  |  4

Revenues from “Internet access & media” rose by 5.8% to EUR 51.2 million, in spite of a transfer of revenues in the amount of around EUR 5 million to the wholesale business to reflect the development of agreements with Internet service providers.

The increase was driven by a strong rise in ADSL subscribers benefiting from the successful sales promotions especially during 4Q 03. The total number of ADSL lines increased by 30,700 to 291,800 during 1Q 04 compared to year-end 2003, including wholesale customers who rose from 53,500 to 64,100. At the end of March 03, the number of ADSL customers amounted to 198,100 (wholesale: 36,900).

“Wholesale voice & internet” revenues increased by 2.5% to EUR 82.5 million mainly due to higher international transit volumes and the above mentioned transfer of Internet revenues.

Due to a decline in project revenues “other wireline” revenues fell by 8.2% to EUR 32.5 million during 1Q 04” applying the change in accounting for third party value added services retroactively to 1Q 03.

Further costs savings allowed a lower decline of adjusted EBITDA by 1%, resulting in an increase in the adjusted EBITDA margin from 39.6% in 1Q 03, based on revenues retroactively adjusted for the change in the accounting for value added services, to 39.9% in 1Q 04. Personnel costs benefited especially from the headcount reduction at year-end 2003. The exercise of options granted under the IPO stock option program led to expenses including related payroll taxes and social contribution expenses of EUR 7.9 million.

Depreciation and amortization expenses fell by 4.3% to EUR 192.1 million and impairment charges from EUR 4.4 million in 1Q 03 to EUR 0.2 million in 1Q 04. As a consequence the operating income of the wireline segment more than doubled to EUR 21.2 milion (+ 107.8%).

The number of customers at Czech On Line totalled 273,800 at the end of 1Q 04, compared to 279,400 at the end of December 03 and to 280,800 at the end of 1Q 03. The decline during 1Q 04 is due to increasing competition and the increase of the VAT rate from 4% to 22%, which was mitigated to 19% in May 2004. Nevertheless, due to the rising number of voice customers, Czech On Line managed to increase revenues by 27.8% to EUR 5.1 million and adjusted EBITDA by 38.5% to EUR 1.8 million during 1Q 04. Operating income increased to EUR 1.3 million from EUR 0.5 million in 1Q 03.

Wireless

Total operating revenues in the wireless business segment rose by 8.3% to EUR 514.1 million during 1Q 04. After applying the change in the accounting for third party value added service revenues retroactively to 1Q 03, the increase amounts to 9.9%. Adjusted EBITDA rose by 10.1% to EUR 209.0 million and resulted in an increase of operating income by 8.6% to EUR 120.4 million in spite of higher depreciation and amortization expenses. The exercise of options granted under the IPO stock option program resulted in an expense in the amount of EUR 1.5 million, including related payroll taxes and social contribution expenses, primarily for mobilkom austria.

The total number of subscribers in the wireless business segment grew by 6.2% to 4.8 million by March 31, 2004 compared to the end of March 2003 and by 0.8% compared to end of December 2003.

Wireless
in EUR million	1Q 04	1Q 03	% change
Revenues	514.1	474.7	8.3%
Revenues excluding third party value added service revenues*	514.1	467.9	9.9%
Adjusted EBITDA	209.0	189.8	10.1%
Operating income	120.4	110.9	8.6%

*	For comparative purposes, 1Q 03 was adjusted to reflect the change in the accounting for third party value added services in the fourth quarter of 2003.

Note: Detailed operational figures of the wireless segment are shown in the appendix on page 17

Telekom Austria Group: Results for the First Quarter 2004  |  5

mobilkom austria

After a strong rise in customer figures during 4Q 03, net adds slowed down during 1Q 04 to 7,400, leading to a subscriber figure of 3.17 million at the end of March 04, with the rise amounting to 4.7% compared to the end of 1Q 03. Market share fell slightly to 42.9% at the end of March 2004, compared to 43.3% at the end of December 2003 and 44.1% at the end of March 03, respectively. Mobile penetration in Austria was 90.7% at the end of March 2004. Increasing competition led to a rise in the average quarterly churn rate to 4.6% during 1Q 04 from 4.0% in 1Q 03, with a declining trend following the introduction of the new price option in February 2004.

Data as a portion of traffic-related revenues rose from 12.1% in 1Q 03 to 12.8% in 1Q 04. The increase was possible due to the rising use of data services such as MMS and GPRS which more than offset the slight decline in the number of charged SMS to 134.0 million in 1Q 04, (-1.7%).

In spite of the ongoing competitive pressure, mobilkom austria managed to increase revenues by 9.2% to EUR 420.3 million during 1Q 04, applying the change in the accounting for third party value added service revenues retroactively to 1Q 03. The rise reflects increased traffic revenues in line with the higher subscriber number, as well as increasing equipment revenues. The partnership with Vodafone contributed to a rise in roaming revenues during the seasonally strong first quarter. Interconnection revenues rose due to increasing incoming call and SMS volumes.

The average revenue per user (ARPU) rose by 1.1% to EUR 35.6. In February 2004 mobilkom austria introduced a new tariff option allowing customers to call for 1 cent per minute within the network of mobilkom austria. The option is free during 2004 and will be charged with a 5 EUR monthly fee beginning with 2005. More recently, mobilkom austria extended the one-cent tariff option to new tariff structures for residential and business customers.

With total charged minutes rising in line with the subscriber number, average charged minutes of use per subscriber increased slightly by 0.2% to 119.2 minutes during 1Q 04, compared to the same period last year.

Adjusted EBITDA of mobilkom austria increased by 11.5% to EUR 176.6million during 1Q 04, with the adjusted EBITDA margin rising from 41.1% to 42.0%, applying the change in the accounting for value added services retroactively to 1Q 03. During 1Q 04 part of a provision for universal service obligations could be reversed, impacting EBITDA positively with EUR 5.6 million. As the beneficiary of this reimbursement was the wireline segment, the reversal was eliminated upon consolidation on a group level.

In 1Q 04 profitability also benefited from a decline of subscriber acquisition costs by 7.1% to EUR 14.5 million and of subscriber retention costs by 9.1% to EUR 10.0 million.

Depreciation and amortization expenses rose by 8.9% during 1Q 04, compared to the same period last year, primarily due to the start of UMTS during 2Q 03. Operating income increased by 12.9% to EUR 112.8 million.

VIPnet

VIPnet in Croatia increased its subscriber numbers by 11.0 % to 1.24 million at the end of 1Q 04, compared to March 31, 2003. At the end of December 2003 the number of subscribers amounted to 1.21 million. With a mobile penetration rate of 56.0% in Croatia at the end of March 2004, market share remained stable at 50.3% compared to the end of March 2003, and slightly higher compared to the level at the end of December 03 (50.0%).

During 1Q 04 revenues rose by 15.2% to EUR 75.2 million. The increase was driven by a higher subscriber number, as well as rising equipment and interconnection revenues. Average ARPU rose by 6.2%

Telekom Austria Group: Results for the First Quarter 2004  |  6

to EUR 18.7, due to higher interconnection charges and minutes of use.

Adjusted EBITDA rose by 1.8% to EUR 28.4 million. The decrease in the adjusted EBITDA margin from 42.7% during 1Q 03 to 37.8% in 1Q 04 is due to bank charges, costs for network adaptations and higher interconnection expenses. The bank charges in the amount of EUR 1.9 million are a consequence of early retirement of long term debt. The network adaptation in order to introduce 3G services and to enhance data speed led to expenses in the amount of EUR 1.4 million. Higher depreciation expenses led to a reduction in the operating income from EUR 11.8 million during 1Q 03 to EUR 8.2 million during 1Q 04.

In March 2004, the Croatian government gave approval to the Croatian “Council for Telecommunications” to start a tender for a 3rd GSM operator and for 3 UMTS licenses. The announcement of the tenders is to be expected within the next months.

Si.mobil

The subscriber figure at Si.mobil amounted to 361,700 at the end of March 2004, compared to 351,500 (+2.9%) at the end of March 2003 and to 361,500 at the end of December 2003, respectively. Market share was at 23.5% at the end of 1Q 04, compared to 23.1% as of March 31, 03, only slightly lower to the level at year-end 2003 (23.6%). Slovenian mobile penetration rose to 78.0% at the end of March 2004. Average ARPU rose by 4.9% to EUR 15.0 during 1Q 04 compared to the same period last year mainly due to a price increase in August 2003.

With an increase in revenues by 1.1% to EUR 19.2 million and a rise in adjusted EBITDA by 10.5% to EUR 4.2 million, Si.mobil managed to increase its adjusted EBITDA margin from 20.0% to 21.9%, benefiting also from lower interconnection rates following the agreement with the incumbent to introduce asymmetrical interconnection rates during 4Q 03. Operating income of Si.mobil was unchanged at EUR (0.3) million during 1Q 04.

Consolidated net profit

Net interest expenses for the Telekom Austria Group fell by 18.1% to EUR 34.4 million, due to continued reduction in net debt.

“Other income/expense, net” rose from an expense of EUR 3.9 million during 1Q 03 to an income in the amount of EUR 7.3 million during 1Q 04. The improvement is primarily due to higher foreign exchange gains and the gain from the sale of a minor participation.

At year-end 2003 the final calculation of the cumulative effect of the change in accounting principle regarding the adoption of SFAS 143 “Accounting for Asset Retirement Obligation” led to a change in the quarterly allocation of the charge for the full year, increasing the amount for 1Q 03 retroactively from EUR 6.3 million to EUR 11.9 million.

The effective tax rate during 1Q 04 was 35.1%, slightly higher than the Austrian statutory tax rate of 34% and in line with the current expectation for the full year 2004.

Net income rose by 88.5% to EUR 70.7 million. Earnings per share increased from EUR 0.08 to EUR 0.14.

Capital expenditures

Total cash effective capital expenditures for tangible and intangible assets fell by 5.6% to EUR 71.0 million, with capital expenditures for tangible assets falling by 4.0 % to EUR 70.0 million.

Capital expenditures

in EUR million	1Q 04	1Q 03	% change

Wireline tangible	43.7	46.0	-5.0%
Wireless tangible	26.3	26.9	-2.2%

Tangible	70.0	72.9	-4.0%

Intangible	1.0	2.3	-56.5%

Total	71.0	75.2	-5.6%

Telekom Austria Group: Results for the First Quarter 2004  |  7

Wireline capex for tangible assets show a decline of 5.0% to EUR 43.7 million during 1Q 04 primarily due to price reductions for ADSL equipment and process optimization in the access and core networks.

In the wireless segment, capital expenditures for tangible assets decreased by 2.2% to EUR 26.3 million during 1Q 04 compared to the same period last year, due to a reduction of network investments in Slovenia and in Austria.

Cash flow and net debt

in EUR million	1Q 04	1Q 03	% change

Cash generated from operations	194.5	135.8	43.2%
Cash from (used in) investing activities	-64.4	-87.7	-26.6%
Cash from (used in) financing activities	-254.2	-39.0	551.8%
Effect of exchange rate changes	-1.1	5.5	—

Net increase (decrease) in cash and cash equivalents	-125.2	14.6	—

in EUR million	March 31, 2004	Dec. 31, 2003	% change

Net debt	2,536.7	2,637.3	-3.8%

The higher cash generated from operations in 1Q 04 compared to 1Q 03 was primarily due to a lower working capital. Nevertheless, as in prior years working capital during the first quarter of the year was influenced by higher payments to suppliers following higher costs and capital expenditures from the fourth quarter of the prior year. The impact was partially offset by a reduction in accounts receivable mostly due to an increase in cash drawn from the asset securitization program.

Cash used in investing activities during 1Q 04 includes primarily capital expenditures. The prior year figure includes the purchase price for the additional stake in VIPnet (EUR 20.9 million).

As of February 27, 2004 Telekom Austria exercised 3,326,881 American call options on treasury shares which were acquired during the IPO in November 2000. At a strike price of EUR 9, this resulted in the purchase of treasury shares in the amount of EUR 29.9 million. During 1Q 04 82,480 options exercised by employees were settled by delivering shares, and as a result 3,244,401 treasury shares were held by Telekom Austria as of March 31, 2004.

In total, net debt of Telekom Austria fell by EUR 100.6 million to EUR 2,536.7 million, bringing the debt-to-equity ratio (net gearing) to 94.4%, compared to 99.9% as of December 31, 2003.

Net debt includes long-term debt, short-term borrowings, capital lease, cash and cash equivalents, marketable securities, financing short-term with related parties as well as financial instruments included in other assets in the amount of EUR 21.0 million. Short-term borrowings are reduced by the short-term portion of capital and cross-border lease obligations.

Personnel

	End of period			Average of period
	March 31, 2004	March 31, 2003	change	1Q 2004	1Q 2003	change
Wireline	10,252	11,212	-960	10,252	11,267	-1,015
Wireless	3,668	3,618	50	3,668	3,605	63

Total	13,920	14,830	-910	13,920	14,872	-952

At the end of March 04, headcount figures amounted to 13,920, compared to 13,890 at the end of December 03. In spite of the slight increase during 1Q 04, primarily due to the strong reduction at year-end 2003 and the employment of apprentices at the beginning of the year, headcount is expected to show the anticipated decline during the full year.

Telekom Austria Group: Results for the First Quarter 2004  |  8

Other events

As of January 21, 2004 Telecom Italia International N.V. has sold its residual shareholding, corresponding to 73.9 million shares or 14.78% of Telekom Austria’s share capital, in a private placement to institutional investors at a price of EUR 10.55 per share. With this transaction the free float in Telekom Austria’s share capital increased to 52.8%. The remaining stake is owned by ÖIAG, representing the Republic of Austria, including shares deliverable to holders of the 5% notes exchangeable into Telekom Austria shares. ÖIAG and Telekom Austria have each entered into lock-up agreements until May 31, 2004.

On April 16, 2004 the Supervisory Board of Telekom Austria approved a stock option plan for members of the management board and senior members of the management. Under this plan, the company may grant a total of 10,000,000 options in three tranches between April 2004 and April 2006, each tranche having a vesting period of twelve months and an exercise period of three years. To be eligible to receive options, plan members must hold a specified investment in Telekom Austria shares until the options are exercised. For every share held an eligible employee will receive 15 options up to a maximum amount of options specified in the plan.

The stock option plan is based on the performance of basic earnings per share (“EPS”) adjusted for changes in accounting principle and effects of changes in tax regulations. The number of shares used for the EPS calculation is 500,000,000. The hurdle will be determined annually for the next tranche of options and must be approved by the supervisory board.

Each option entitles the holder to receive, at the company’s option, either shares at the exercise price or cash equal to the difference between the quoted market price of the company’s shares on the date of the option’s exercise and the exercise price. The exercise price is defined as the average quoted closing price of Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. One option is convertible into one share. If one year’s EPS hurdle is not met, options will be automatically accumulated until the hurdle is achieved provided that the EPS hurdle for the following year is set not lower than the original hurdle. The vesting period is automatically adjusted for a further twelve months until the next tranche becomes exercisable.

The first tranche of 2,539,480 options was issued on April 19, 2004 at a strike price of EUR 11.92. Further information is available on www.telekom.at/ir.

On May 6, 2004 the National Council agreed to a tax reform that is expected to be enacted in the second quarter of 2004. Among other regulations, the act reduces the corporate tax rate from 34 % to 25 % and is expected to become effective as of January 1, 2005. Telekom Austria is currently evaluating the impact on its consolidated financial statements.

After the end of 1Q 2004 both Standard & Poor’s and Moody’s Investors Services changed their rating outlook from stable to positive.

Outlook for the business year 2004

The results of the first quarter support the outlook for the business year 2004 as announced with the publication of the full year 2003 results.

In the wireline segment, the migration of voice minutes to mobile networks is expected to continue throughout 2004. For this reason, it is anticipated that revenues will show a slight but slower decline in spite of the dynamic growth in broadband access lines. However, the development of adjusted EBITDA should remain stable because of the successful workforce reduction during 2003 and further cost control.

Telekom Austria Group: Results for the First Quarter 2004  |  9

Competition in the domestic mobile communications market further intensified since the beginning of the year. Therefore, despite the growth shown during 1Q 04, the Austrian business is expected to show a rather flat development of revenues and adjusted EBITDA during the full year and growth can be primarily expected from the international businesses.

This means that growth rates in the Telekom Austria Group are likely to level out during 2004. This expected development translates into an estimated increase of 0% to 1% in group revenues and 1% to 2% in adjusted EBITDA for 2004. The resulting slight improvement in margins reflects the continuing focus on cost reduction measures in all areas of the company. Growth in adjusted EBITDA and a further decline in depreciation and amortization are expected to lead to an above average rise in net income by substantially over 10%. The above mentioned tax reform will require a revaluation of deferred tax assets and liabilities. This will lead to a non cash tax charge which is currently evaluated.

Cash flow development is expected to remain positive because of continued restraint in capital expenditures and the strong profitability of the group. Group capital expenditures for tangible assets are expected to decline further in both business segments, although at a lower rate than before.

The development of net debt will also depend on the realization of possible expansion steps as well as the repurchase of shares authorized by the 2003 annual general meeting. This authorization allows the repurchase of up to 10% of our common stock at a price of EUR 9 to EUR 15 per share up to December 3, 2004. A maximum of EUR 270 million is currently available for this repurchase. A motion will be placed before the next annual general meeting to extend the repurchase authorization at a range of prices between EUR 10.50 to EUR 18.

Disclaimer: This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances;

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Telekom Austria Group: Results for the First Quarter 2004  |  10

TELEKOM AUSTRIA AG
Consolidated Balance Sheets
(in EUR millions)

	March 31,	December 31,
	2004 unaudited	2003

ASSETS
Current assets
Cash and cash equivalents	76.7	201.9
Short-term investments	5.7	6.9
Accounts receivable-trade, net of allowances of EUR 90.8 and EUR 92.2 as of March 31, 2004 and December 31, 2003	472.8	559.9
Receivables due from related parties	1.1	1.5
Inventories	94.8	83.5
Deferred tax assets	39.6	45.6
Prepaid expenses	110.6	91.2
Taxes receivable	6.7	9.7
Assets held for sale	12.2	5.6
Other current assets	121.8	119.0

Total Current Assets	942.0	1,124.8

Property, plant and equipment, net	4,260.5	4,457.7
Goodwill	598.4	597.6
Other intangible assets, net	689.6	712.0
Investments in affiliates	3.7	3.6
Other investments	145.4	143.6
Deferred tax assets	78.4	94.3
Other assets	740.6	762.7

TOTAL ASSETS	7,458.6	7,896.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	716.0	631.3
Accounts payable —trade	377.2	589.4
Accrued liabilities	217.6	231.8
Payables to related parties	12.7	23.7
Deferred income	153.1	150.4
Income taxes payable	14.0	7.7
Other current liabilities	168.2	155.4

Total Current Liabilities	1,658.8	1,789.7
Long-term debt, net of current portion	2,041.5	2,342.3
Lease obligations, net of current portion	835.3	861.3
Employee benefit obligations	128.1	156.0
Other liabilities and deferred income	107.1	107.6
Stockholders’ equity
Common stock, issued and outstanding shares 496,755,599 with zero par value	1,090.5	1,090.5
Treasury shares in 2004, at cost	-29.2	0.0
Additional paid in capital	453.6	453.4
Retained earnings	1,174.5	1,103.9
Accumulated other comprehensive loss	-1.6	-8.4

Total Stockholders’ Equity	2,687.8	2,639.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,458.6	7,896.3

Telekom Austria Group: Results for the First Quarter 2004  |  11

TELEKOM AUSTRIA AG
Consolidated Statements of Operations
(in EUR millions, except per share information)

			1Q 2004 unaudited	1Q 2003 unaudited

Operating revenues	a	)	989.4	966.5
Operating expenses	b	)
Materials			-66.5	-60.4
Employee costs, including benefits and taxes			-174.2	-176.3
Depreciation and amortization			-280.5	-279.6
Impairment charges			-0.2	-4.4
Other operating expenses			-332.0	-323.9

Operating income			136.0	121.9
Other income (expense)
Interest income	c	)	18.4	20.3
Interest expense	d	)	-52.8	-62.3
Equity in earnings of affiliates			0.2	-0.3
Other, net			7.3	-3.9

Income before income taxes, minority interests and cumulative effect of change in accounting principle			109.1	75.7
Income tax expense			-38.3	-25.5
Minority interests			-0.1	-0.8

Income before cumulative effect of change in accounting principle			70.7	49.4
Cumulative effect of change in accounting principle, net of tax			0.0	-11.9

Net income			70.7	37.5

Basic and fully diluted earnings per share			0.14	0.08
Basic and fully diluted earnings per share excluding cumulative effect of change in
accounting principle			0.14	0.10
a) includes revenues from related parties of			21.0	26.7
b) includes operating expenses from related parties of			26.9	26.5
c) includes interest income from related parties of			0.0	0.0
d) includes interest expense from related parties of			0.0	0.0

Telekom Austria Group: Results for the First Quarter 2004  |  12

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows
(in EUR million)

	1Q 2004	1Q 2003
	unaudited	unaudited
Cash generated from operations
Net Income	70.7	37.5
Adjustments to reconcile net income to cash generated from operations Depreciation, amortization and impairment charges	280.7	284.0
Employee benefit obligation — non cash	1.1	1.5
Allowance for doubtful accounts	4.7	7.4
Change in deferred taxes	27.6	20.4
Equity in earnings of affiliates in excess of dividends received	-0.2	1.4
Stock purchase plan	0.2	0.0
Asset retirement obligation — accretion expense	0.3	0.2
Cumulative effect of changes in accounting principle	0.0	11.9
(Gain) Loss on sale of investments	-3.3	0.0
Loss on disposal / retirement of equipment	10.3	3.1
Other	-0.1	0.0

	321.3	329.9
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	82.4	-36.8
Due from related parties	0.5	-0.8
Inventories	-11.3	-3.8
Prepaid expenses and other assets	-16.0	4.7
Accounts payable — trade	-212.1	-189.6
Employee benefit obligation	-28.9	-38.9
Accrued liabilities	-7.9	12.0
Due to related parties	-11.0	-24.1
Other liabilities and deferred income	6.8	45.7

	-197.5	-231.6

Cash generated from operations	194.5	135.8
Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-71.0	-75.2
Acquisitions and investments, net of cash acquired	-0.2	-20.9
Proceeds from sale of equipment	1.0	3.1
Purchase of investments — short-term	-7.4	-27.5
Sale of American call for stock option plan	0.0	0.5
Proceeds from sale of investments — short-term	9.0	32.1
Proceeds from sale of investments — long-term	4.2	0.2

Cash used in investing activities	-64.4	-87.7

Cash from (used in) financing activities
Proceeds from issuance of long-term debt and bonds	0.0	17.0
Principal payments on long-term debt	-275.8	-42.9
Changes in short-term bank borrowings	50.8	-13.1
Purchase of treasury stock	-29.9	0.0
Proceeds from sale of treasury stock	0.7	0.0

Cash used in financing activities	-254.2	-39.0

Effect of exchange rate changes	-1.1	5.5

Net increase (decrease) in cash and cash equivalents	-125.2	14.6

Cash and cash equivalents at beginning of period	201.9	27.3
Cash and cash equivalents at end of period	76.7	41.9

Telekom Austria Group: Results for the First Quarter 2004  |  13

TELEKOM AUSTRIA AG
Unaudited Consolidated Statement of Changes in Stockholders’ Equity
(in EUR millions)

	Common stock		Treasury stock		Additional		Accumulated other	Total
	Number of		Number of		paid in	Retained	comprehensive	stockholders’
	shares	Par value	shares	at cost	capital	earnings	income (loss)	equity
Balance December 31, 2003	500.000.000	1.090,5	—		453,4	1.103,8	-8,4	2.639,3
Comprehensive income
Net income						70,7		70,7
Net unrealized loss on securities, net of EUR -0.8 deferred income tax							-1,5	-1,5
Foreign currency translation adjustment							7,7	7,7
Unrealized net gain of hedging activities, net of EUR -0.3 deferred income tax							0,6	0,6
Total comprehensive income								77,5
Exercise of stock options					0,2			0,2
Purchase of treasury shares			-3.326.881	-29,9				-29,9
Issue of treasury shares			82,480	0,7				0,7

Balance March 31, 2004	500.000.000	1.090,5	-3.244.401	-29,2	453,6	1.174,5	-1,6	2.687,8

Net Debt

	March 31,	December 31,
(in EUR millions)	2004	2003
Long-term debt	2,041.5	2,342.3
Short-term debt	716.0	631.3
- Short-term portion of capital and cross border lease	-104.2	-95.5
+ Capital lease obligations	1.3	2.1
Cash and cash equivalents, short-term and long term investments	-96.9	-226.4
Financial instruments, included in other assets	-21.0	-16.5
Net debt	2,536.7	2,637.3

Net debt/equity	94.4%	99.9%

Reconciliation from Adjusted EBITDA to Net Income

(in EUR millions)	1Q 2004 unaudited	1Q 2003 unaudited

Adjusted EBITDA (excluding impairment charges)	416.7	405.8
Impairment Charges	-0.2	-4.4
Consolidated adjusted EBITDA (including impairment charges)	416.5	401.4
Depreciation and amortization	-280.5	-279.6
Interest income	18.4	20.3
Interest expense	-52.8	-62.3
Equity in earnings of affiliates	0.2	-0.3
Other income (expense), net	7.3	-3.8

Income before taxes, minority interests and cumulative effect of change in accounting principle, net of tax	109.1	75.7
Income tax expense	-38.3	-25.5
Minority interests	-0.1	-0.8
Cumulative effect of change in accounting principle, net of tax	0.0	-11.9

Net income	70.7	37.5

Telekom Austria Group: Results for the First Quarter 2004  |  14

Operating Results by Business Segment

(in EUR million)	1Q 04	1Q 03	% change
Revenues
Wireline	535.2	555.7	-3.7%
Wireless	514.1	474.7	8.3%
Other & eliminations	-59.9	-63.9	-6.3%

Totals revenues	989.4	966.5	2.4%

Third party value added service revenues recorded prior to October 1, 2003
Wireline	—	-11.5	—
Wireless	—	-6.8	—
Other & eliminations	—	2.3	—

Total	—	-16.0	—

Revenues excluding third party value added service revenues
Wireline revenues	535.2	544.2	-1.7%
Wireless revenues	514.1	467.9	9.9%
Other & eliminations	-59.9	-61.6	-2.8%

Total revenues excluding third party value added service revenues	989.4	950.5	4.1%

Adjusted EBITDA
Wireline	213.4	215.5	-1.0%
Wireless	209.0	189.8	10.1%
Other & eliminations	-5.7	0.6	—

Adjusted EBITDA	416.7	405.9	2.7%

Operating income
Wireline	21.2	10.2	107.8%
Wireless	120.4	110.9	8.6%
Other & eliminations	-5.6	0.8	—

Consolidated operating income	136.0	121.9	11.6%

Capital Expenditures

in EUR million	1Q 04	1Q 03	% change
Wireline tangible	43.7	46.0	-5.0%
Wireless tangible	26.3	26.9	-2.2%

Tangible	70.0	72.9	-4.0%

Intangible	1.0	2.3	-56.5%

Total	71.0	75.2	-5.6%

Employees

(Full-time equivalents — end of period)	March 31, 2004	March 31, 2003	change
Wireline	10,252	11,212	-960
Wireless	3,668	3,618	50

Total	13,920	14,830	-910

Telekom Austria Group: Results for the First Quarter 2004  |  15

Operational Data Wireline

Lines and channels (in ’000):	March 31, 2004	March 31, 2003	% change
PSTN access lines	2,528.4	2,630.5	-3.9%
Basic ISDN access lines	448.9	438.2	2.4%
Multi ISDN access lines	7.8	8.1	-3.7%

Total access lines	2,985.1	3,076.8	-3.0%

Total access channels	3,660.2	3,749.9	-2.4%

ADSL retail access lines	227.7	161.2	41.3%
ADSL wholesale access lines	64.1	36.9	73.7%

Total ADSL access lines	291.8	198.1	47.3%

Traffic minutes (in millions of minutes) during the period:	1Q 04	1Q 03	% change
National	1,124	1,194	-5.8%
Fixed-to-mobile	214	210	2.1%
International	122	120	1.7%

Total voice minutes	1,461	1,524	-4.1%

Internet dial up	1,021	1,123	-9.1%

Total wireline minutes	2,482	2,647	-6.2%

Total voice market share	53.0%	52.8%
Total market share (incl. Internet dial up)	55.4%	55.2%
Total average voice telephony tariff (EUR/min.)	0.073	0.076	-3.9%
Total average Internet dial-up tariff (EUR/min.)	0.016	0.016	—

	March 31, 2004	March 31, 2003	% change
Internet subscribers in Austria (’in 000)	1,067.8	920.4	16.0%
Czech On Line customers (’in 000)	273.8	280.8	-2.5%

Wireline operating revenues excluding third party value added service revenues

(in EUR million)	1Q 2004	1Q 2003	% change
Switched voice traffic revenues	104.5	114.8	-9.0%
Switched voice monthly rental & other voice telephony revenues	144.4	137.9	4.7%
Payphones & value added services	13.0	14.6	-11.0%
Data & IT-solutions including wholesale	107.1	112.6	-4.9%
Internet access & media	51.2	48.4	5.8%
Wholesale voice telephony & Internet	82.5	80.5	2.5%
Other	32.5	35.4	-8.2%

Total wireline operating revenues excluding third party value added service revenues	535.2	544.2	-1.7%
Impact from the change in accounting for third party value added services revenues		11.5	—

Total wireline operating revenues	535.2	555.7	-3.7%

Telekom Austria Group: Results for the First Quarter 2004  |  16

Operational Data Wireless

mobilkom austria group (EUR million)	1Q 04	1Q 03	% change
Revenues	514.1	474.7	8.3%
Revenues excluding third party value added service revenues	514.1	467.9	9.9%
Adjusted EBITDA	209.0	189.8	10.1%
Operating income	120.4	110.9	8.6%

	March 31, 2004	March 31, 2003	% change
Subscribers (’000)	4,775.0	4,497.9	6.2%

mobilkom austria (EUR million)	1Q 04	1Q 03	% change
Revenues	420.3	391.4	7.4%
Revenues excluding third party value added service revenues	420.3	385.0	9.2%
Adjusted EBITDA	176.6	158.4	11.5%
Operating income	112.8	99.9	12.9%
Monthly ARPU (EUR)	35.6	35.2	1.1%
Subscriber aquisition cost (SAC)	14.5	15.6	-7.1%
Subscriber retention cost (SRC)	10.0	11.0	-9.1%
Churn (3 months)	4.6%	4.0%
Monthly MOU charged/ø subscriber (3 months average)	119.2	119.0	0.2%

	March 31, 2004	March 31, 2003	% change
Subscribers (’000)	3,170.6	3,027.2	4.7%
Contract share	53.1%	52.6%
Market share	42.9%	44.1%
Market penetration	90.7%	84.2%

VIPnet (EUR million)	1Q 04	1Q 03	% change
Revenues	75.2	65.3	15.2%
Adjusted EBITDA	28.4	27.9	1.8%
Operating income	8.2	11.8	-30.5%
Monthly ARPU (EUR)	18.7	17.6	6.2%

	March 31, 2004	March 31, 2003	% change
Subscribers (’000)	1,239.9	1,117.1	11.0%
Contract share	14.9%	16.0%
Market share	50.3%	50.3%
Market penetration	56.0%	50.5%

Si.mobil (EUR million)	1Q 04	1Q 03	% change
Revenues	19.2	19.0	1.1%
Adjusted EBITDA	4.2	3.8	10.5%
Operating income	-0.3	-0.3	—
Monthly ARPU (EUR)	15.0	14.3	4.9%

	March 31, 2004	March 31, 2003	% change
Subscribers (’000)	361.7	351.5	2.9%
Contract share	41.7%	45.9%
Market share	23.5%	23.1%
Market penetration	78.0%	75.7%

mobilkom [liechtenstein] (EUR million)	1Q 04	1Q 03	% change
Revenues	3.6	2.4	50.0%
Revenues excluding third party value added service revenues	3.6	2.0	80.0%
Adjusted EBITDA	0.7	0.2	250.0%

	March 31, 2004	March 31, 2003	% change
Subscribers (’000)	2.8	2.1	33.3%

Telekom Austria Group: Results for the First Quarter 2004  |  17

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: May 26, 2004